As filed with the Securities and Exchange Commission on April 8, 1998
                                                   Registration No. 333-

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                         CHRYSLER FINANCIAL CORPORATION

             (Exact name of registrant as specified in its charter)

                MICHIGAN                                        38-0961430
    (State or other jurisdiction of                          (I.R.S. Employer
     incorporation or organization)                        Identification No.)
                             27777 Franklin Road
                          Southfield, Michigan 48034
                                (248) 948-3062
      (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                        CHRISTOPHER A. TARAVELLA, ESQ.
                             27777 Franklin Road
                          Southfield, Michigan 48034
                                (248) 948-3062
          (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                               with a copy to:
                         MICHAEL L. FITZGERALD, ESQ.
                               Brown & Wood LLP
                            One World Trade Center
                           New York, New York 10048

      Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market conditions.

      If only securities being registered on this Form are being offered to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                                                        -------
      If this Form is a post-effective amendment filed pursuant to Rule
462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                                 -----------
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                       CALCULATION OF REGISTRATION FEE

===============================================================================

                                                            Proposed           Proposed
                                           Amount           maximum             maximum           Amount of
    Title of each class of                 to be         offering price         aggregate        registration
 securities to be registered          registered(1)(2)     per unit(3)    offering price(1)(3)        fee
 ---------------------------          ----------------     -----------    --------------------   ------------
Debt Securities and Warrants
  to Purchase Debt Securities.....   $8,000,000,000(4)        100%           $8,000,000,000       $2,360,000
===============================================================================

(1) In U.S. dollars or the equivalent thereof in one or more foreign or composite currencies.

(2) Plus such additional principal amount as may be necessary such that, if Debt Securities or Warrants are issued with original issue discount, the aggregate initial offering price of all Debt Securities and Warrants will equal $8,000,000,000.

(3) Estimated solely for the purpose of calculating the registration fee.

(4) Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus included herein also relates to a total of $1,895,250,600 of Debt Securities and Warrants to Purchase Debt Securities originally registered under Registration Statement No. 33-64179 and in connection with which registration fees in the amount of $653,535 were previously paid. In the event that any such previously registered Debt Securities and Warrants to Purchase Debt Securities are offered and sold prior to the effective date of this Registration Statement, the amount of the Debt Securities and Warrants to Purchase Debt Securities so offered and sold will not be included in any Prospectus hereunder. This Registration Statement constitutes post-effective amendment No. 1 to Registration Statement No. 33-64179 and includes the combined Prospectus through which the securities registered hereunder, together with the total amount of unsold securities previously registered under the Registration Statement No. 33-64179, may be offered and sold.

                                 -----------
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
                                 -----------
      Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement is a combined prospectus and relates to the Registrant's Registration Statement No. 33-64179 on Form S-3.

===============================================================================

                          Subject to Completion and Amendment
PROSPECTUS

[logo]


                       By this prospectus, we may offer
                     up to approximately $9,895,250,600 of:

                               DEBT SECURITIES

                                     and

                     WARRANTS TO PURCHASE DEBT SECURITIES

      We will provide specific terms of such debt securities and warrants to purchase debt securities (in general, the "securities") in supplements to this prospectus. For information on the general terms of these securities, see "Description of Debt Securities", or "Description of Warrants". You should read this prospectus and the supplements carefully before you invest.

                       ------------------------------

      These securities have not been approved by the Securities and Exchange Commission (the "SEC") or any state securities commission. None of these organizations has determined that this prospectus, or any accompanying prospectus supplement or pricing supplement, is accurate or complete. Any representation to the contrary is a criminal offense.

      These securities have not been approved or disapproved by the Commissioner of Insurance for the State of North Carolina, nor has the Commissioner of Insurance ruled upon the accuracy or the adequacy of this prospectus or any prospectus supplement.

                       ------------------------------


                    The date of this Prospectus is , 1998.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

             ADDITIONAL INFORMATION -- INCORPORATION BY REFERENCE


      As required by the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), Chrysler Financial corporation (the "Company" or "we") files annual, quarterly and current reports and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. To obtain information on the operation of the Public Reference Room, you may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site (http:// www.sec.gov). In addition, you, or any beneficial owner of the securities that you purchase, may request copies of any or all of the information incorporated by reference into this prospectus. Such copies will be provided at no cost to the requester. Address your request, in writing or by phone, to: Office of the Secretary, Chrysler Financial Corporation, 27777 Franklin Road, Southfield, Michigan 48034. Telephone: (248) 948-3062.

      The following documents, which we have filed or will file with the SEC in compliance with the Securities Exchange Act, are "incorporated by reference" in this prospectus:

    o The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

    o All other documents that we have filed or will file as prescribed in Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act since December 31, 1997 and until we sell all the securities.

      This means that important information about the Company and Chrysler Corporation appears or will appear in these documents and will be regarded as appearing in this prospectus also. To the extent that information appearing in a document filed later is inconsistent with prior information, the later statement will control.

      We have filed a registration statement on Form S-3 with the SEC covering the securities described in this prospectus. For further information with respect to us and those securities, you should refer to our registration statement and its exhibits. In this prospectus, we have summarized certain key provisions of contracts and other documents. We have filed or incorporated by reference copies of these documents as exhibits to our registration statement. Because a summary may not contain all the information that is important to you, you should review the full text of the documents so included with our registration statement.

      You should only rely on the information contained or incorporated by reference in this prospectus, any prospectus supplement or any pricing supplement. We have not authorized anyone to provide you with any other information. You should not assume that the information in this prospectus, any accompanying prospectus supplement or any document incorporated by reference is accurate as of any date other than the date on the front of those documents.

                        CHRYSLER FINANCIAL CORPORATION

General

      The Company is a financial services organization that principally provides consumer and dealer automotive financing. The Company provides retail and lease financing for vehicles, dealer inventory and other financing needs, dealer property and casualty insurance, and dealership facility development and management, primarily for Chrysler Corporation dealers and their customers. All of the Company's common stock is owned by Chrysler Corporation, a Delaware corporation (together with its subsidiaries, "Chrysler"). The Company's primary objective is to provide financing for automotive dealers and retail purchasers of Chrysler's products. The Company sells significant amounts of automotive receivables acquired in transactions subject to limited credit risk. The Company remains as servicer of such receivables for which it is paid a servicing fee. At December 31, 1997, the Company had approximately 3,200 employees and its portfolio of receivables managed, which includes receivables owned and serviced for others, totaled $39.4 billion. The Company's executive offices are located at 27777 Franklin Road, Southfield, Michigan 48034; telephone (248) 948-3058.

      This Prospectus contains brief summaries of certain more detailed information contained in documents incorporated herein by reference. Such summaries are qualified in their entirety by the more detailed information contained in the incorporated documents.

Company Operations

      The Company's portfolio of finance receivables managed includes receivables owned and receivables serviced for others. Receivables serviced for others includes securitized automotive receivables and retail leases. At December 31, 1997, receivables serviced for others accounted for 72% of the Company's portfolio of receivables managed. Total finance receivables managed at the end of each of the five most recent years were as follows (in millions of dollars):

                                           December 31,
                          -----------------------------------------------
                            1997      1996      1995      1994      1993
                            ----      ----      ----      ----      ----
Automotive ............   $36,655   $36,858   $35,696   $29,962   $25,011
Nonautomotive .........     2,715     2,204     2,391     2,775     3,251
                          -------   -------   -------   -------   -------
Total financing .......   $39,370   $39,062   $38,087   $32,737   $28,262
                          =======   =======   =======   =======   =======

       Automotive Financing. The Company conducts its automotive finance business through Chrysler Financial Corporation in the United States and Chrysler Credit Canada Ltd. in Canada. The Company is the major source of car and truck wholesale financing and retail financing for Chrysler vehicles throughout North America. The Company also offers dealers working capital loans, real estate and equipment financing and financing plans for fleet buyers. The automotive financing operations of the Company are conducted through 29 zone offices in the United States and Canada. The Company also provides automotive financial products and services in Europe and Asia.

       During 1997, the Company financed or leased approximately 870,000 vehicles at retail in the United States, including approximately 611,000 new Chrysler cars and trucks, representing 27 percent of Chrysler's U.S. retail and fleet deliveries. During 1997, the Company financed approximately 2,603,000 vehicles at wholesale in the United States, including approximately 1,625,000 new Chrysler cars and trucks, representing 70 percent of Chrysler's U.S. factory shipments.

      Nonautomotive Financing. The Company conducts its nonautomotive finance business through its subsidiary, Chrysler Capital Corporation. At December 31, 1997, the nonautomotive receivables managed throughout the United States consisted primarily of $2.6 billion of leveraged leases.

                                 RISK FACTORS

      Your investment in the securities will involve certain credit risks. You should carefully consider the following discussion of risks before deciding whether an investment in the securities is suitable for you.

   Liquidity and Capital Resources.

       We have significant liquidity requirements. If cash from operations, bank borrowings, receivable sales, and the placement of term debt does not provide the necessary liquidity, we would be required to restrict the financing of Chrysler products and dealers. A significant reduction in such financing support would have a material adverse effect on us and Chrysler. Additionally, our inability to sell or securitize our receivables and a variety of other factors could affect our ability to repay our debt at maturity. See, "Chrysler Financial Corporation Selected Consolidated Financial Data -- Liquidity and Capital Resources."

   Relationship with Chrysler.

      Our business is dependent upon Chrysler. Lower levels of production and sales of Chrysler automotive products would result in a reduction of our level of finance operations. The production and sale of Chrysler's automotive products will depend significantly on Chrysler's ability to continue its capital expenditure and vehicle development programs and to market its vehicles successfully. See "Information Concerning Chrysler Corporation."

                         CHRYSLER FINANCIAL CORPORATION
                      SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected financial data of the Company for each of the last five years ended December 31, 1997 have been derived from the audited consolidated financial statements of the Company. The consolidated financial statements as of December 31, 1997 and 1996 and for each of the last three years in the period ended December 31, 1997 and the report of Deloitte & Touche LLP thereon are incorporated herein by reference. The following selected consolidated financial data should be read in conjunction with such consolidated financial statements, related notes and other financial information incorporated herein by reference.

                                                                    Year Ended December 31,
                                                        -----------------------------------------------
                                                          1997      1996      1995      1994      1993
                                                          ----      ----      ----      ----      ----
                                                                     (dollars in millions)
Earnings Statement Data:(1)
Total finance revenue ...............................   $ 1,648   $ 1,663   $ 1,621   $ 1,366   $ 1,417
Interest expense ....................................       816       797       910       754       791
Depreciation on vehicles leased .....................       169        92        46        11        --
Net margin ..........................................       663       774       665       601       626
Other revenues ......................................     1,006       818       818       629       622
Operating and other expenses ........................       501       523       508       603       463
Provision for credit losses .........................       443       387       342       203       216
Earnings before income taxes and cumulative
  effect of changes in accounting principles ........       637       586       522       315       267
Net earnings(2) .....................................       419       376       339       195       129
                                                                          December 31,
                                                        -----------------------------------------------
                                                          1997      1996      1995      1994      1993
                                                          ----      ----      ----      ----      ----
Balance Sheet Data:(1)                                               (dollars in millions)
Finance receivables -- net ..........................   $10,926   $11,158   $12,644   $12,423   $ 9,626
Retained interests in sold receivables -- net .......     3,111     3,153     2,733     2,251     2,620
Cash and cash equivalents ...........................       380       230       476       174       265
Marketable securities ...............................       408       472       674       583       348
Loans and other amounts due from affiliated
  companies ........................................      1,705       859        --        66        --
Repossessed collateral ..............................        76       146       194       162       269
Dealership properties leased -- net .................       281       319       363       407       423
Vehicles leased -- net ..............................     1,736       614       397       130        --
Other assets ........................................       698       582       354       452       700
                                                        -------   -------   -------   -------   -------
    Total assets ....................................   $19,321   $17,533   $17,835   $16,648   $14,251
                                                        =======   =======   =======   =======   =======
Short-term notes (primarily commercial paper) .......   $ 2,970   $ 2,616   $ 2,435   $ 4,315   $ 2,772
Bank borrowings .....................................       217        90        --        --        --
Senior term debt ....................................     9,324     8,435     9,234     6,069     5,139
Subordinated term debt ..............................        --        --        --        27        77
Other debt ..........................................       207       104       100       260       447
Accounts payable, accrued expenses and other ........     1,474     1,372     1,236     1,155     1,147
Amounts due to affiliated companies .................        --        --        29        --        24
Deferred income taxes ...............................     1,832     1,628     1,499     1,549     1,514
                                                        -------   -------   -------   -------   -------
    Total liabilities ...............................    16,024    14,245    14,533    13,375    11,120
                                                        -------   -------   -------   -------   -------
Shareholder's investment:
  Common(3) .........................................     3,297     3,288     3,302     3,273     3,131
                                                        -------   -------   -------   -------   -------
    Total shareholder's investment ..................     3,297     3,288     3,302     3,273     3,131
                                                        -------   -------   -------   -------   -------
    Total liabilities and shareholder's investment ..   $19,321   $17,533   $17,835   $16,648   $14,251
                                                        =======   =======   =======   =======   =======

----------------
(1) Prior periods reclassified to conform to current classifications.

(2) Net earnings for 1993 included a $30 million after-tax charge from the adoption of Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 112, "Employers' Accounting for Postemployment Benefits."

(3) The Company paid dividends to Chrysler Corporation totaling $415 million, $382 million, $335 million and $40 million for the years ended December 31, 1997, 1996, 1995, and 1994, respectively. The Company declared no cash dividends in respect of its common stock during 1993.


Financial Review

       The Company had net earnings of $419 million in 1997 compared to $376 million and $339 million in 1996 and 1995, respectively. The increase in net earnings for the year ended December 31, 1997 reflects an increase in gains and servicing fees from sales of receivables, higher levels of vehicles leased, and lower operating expenses, partially offset by higher credit loss provisions.

      Total assets at December 31, 1997 totaled $19.3 billion compared to $17.5 billion at December 31, 1996. The increase in total assets is primarily attributable to the higher balance of vehicles leased and an increase in loans and other amounts due from affiliated companies. Total debt outstanding at December 31, 1997 was $12.7 billion compared to $11.2 billion at December 31, 1996. The increase in total debt is attributable to the need to fund higher automotive volume. The Company's debt-to-equity ratio was 3.9 to 1 at December 31, 1997, compared to 3.4 to 1 at December 31, 1996.

      The Company's portfolio of receivables and leases managed, which includes receivables owned and receivables serviced for others, totaled $39.4 billion at December 31, 1997, as compared to $39.1 billion at December 31, 1996. The increase in receivables and leases managed during the last two years reflects higher automotive volume. Receivables serviced for others totaled $29.1 billion at December 31, 1997 compared to $28.0 billion at December 31, 1996.

      The Company's allowance for credit losses totaled $559 million, $526 million, and $578 million at December 31, 1997, 1996, and 1995, respectively. The allowance for credit losses as a percentage of related finance receivables outstanding was 1.60 percent at December 31, 1997, 1.52 percent at December 31, 1996 and 1.69 percent at December 31, 1995. The increase in allowance for credit losses as a percentage of related finance receivables outstanding is primarily attributable to higher credit loss provisions during 1997.

      Net credit loss experience, including net losses on receivables sold subject to limited credit risk, for the years ended December 31, 1997, 1996 and 1995 was as follows (dollars in millions):

                                         Net Credit Losses --
                                         Finance Receivables
                                         --------------------
                                         1997   1996    1995
                                         ----   ----    ----
Automotive ..........................    $393   $358    $229
Nonautomotive .......................      14     35      23
                                         ----   ----    ----
    Total ...........................    $407   $393    $252
                                         ====   ====    ====

                                              Net Credit Losses --
                                              Finance Receivables
                                                to Average Gross
                                        Finance Receivables Outstanding
                                        ------------------------------
                                           1997       1996       1995
                                           ----       ----       ----
Automotive ..........................   1.13%         1.06%      .70%
Nonautomotive .......................    .38%         1.06%      .69%
    Total ...........................   1.06%         1.06%      .70%

Liquidity and Capital Resources

      Term debt, commercial paper and receivable sales represent the Company's primary funding sources. During 1997, the Company issued $4.0 billion of term debt (primarily medium term notes), repaid $3.1 billion of term debt and increased its commercial paper outstanding by $0.4 billion.

      Receivable sales continued to be a significant source of funding during 1997 as the Company realized $9.0 billion of net proceeds from the sales of automotive retail receivables, compared to $8.1 billion of net proceeds in 1996. Securitization of revolving wholesale account balances provided funding which aggregated $6.1 billion and $6.8 billion at December 31, 1997 and 1996, respectively.

      At December 31, 1997, the Company had contractual debt maturities of $6.0 billion in 1998 (including $3.0 billion of short-term notes with an average remaining term of 53 days), $3.3 billion in 1999, $2.3 billion in 2000, $0.4 billion in 2001, $0.5 billion in 2002, and $0.2 billion thereafter. The Company expects that 1998 debt maturities will be funded from continued access to term debt markets, issuances of commercial paper, receivables sales (including approximately $1.5 billion in eligible wholesale receivables held by securitization trusts) and operating cash flows.

      The Company's revolving credit facilities, which total $8.0 billion, consist of a $2.0 billion facility expiring in April, 1998 and a $6.0 billion facility expiring in April, 2002. These facilities include $1.0 billion allocated to Chrysler Credit Canada Ltd. As of December 31, 1997, no amounts were outstanding under these facilities.

      The Company paid $415 million and $382 million in dividends to Chrysler during 1997 and 1996, respectively.

      For additional information regarding the results of operations and financial condition of the Company, see the Company's Annual Report on Form 10-K for the year ended December 31, 1997, which is incorporated by reference into this Prospectus.

Year 2000 Date Conversion

      In 1996, the Company began the process of identifying, evaluating and implementing changes to computer programs necessary to address the year 2000 issue. This issue affects computer systems that have time-sensitive programs that may not properly recognize the year 2000. This could result in major system failures or miscalculations. The Company is currently addressing its internal year 2000 issue with modifications to existing programs and conversions to new programs. The Company is also communicating with dealers, financial institutions, software vendors and others with which it conducts business to help them identify and resolve the year 2000 issue. If necessary modifications and conversions are not completed in a timely manner, the year 2000 issue may have a material effect on the operations of the Company. The total cost associated with the required modifications and conversions is not known at this time, however, it is not expected to be material to the Company's financial position and is being expensed as incurred.


New Accounting Standards

      In June 1997, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," effective for fiscal years beginning after December 15, 1997. This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Based on current accounting standards, this new accounting statement is not expected to have a material impact on the Company's consolidated financial statements. The Company will adopt this accounting standard effective January 1, 1998, as required.

In September 1997, the FASB issued SFAS No. 131. "Disclosures about Segments of an Enterprise and Related Information," effective for financial statements for periods beginning after December 15, 1997. This statement establishes standards for reporting information about operating segments in annual financial statements and requires that enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company has not determined the impact that the adoption of this new accounting standard will have on its consolidated financial statement disclosures. The Company will adopt this accounting standard effective January 1, 1998, as required.

                  INFORMATION CONCERNING CHRYSLER CORPORATION

      The Company's results of operations depend significantly upon the results of operations of Chrysler. Chrysler is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities of the Commission referred to above under "Available Information."

      The results of operations and balance sheet data set forth below for Chrysler reflect the full consolidation of the accounts of all significant majority-owned subsidiaries and entities over which Chrysler has a controlling financial interest for each of the last three years ended December 31, 1997. Such information has been derived from the audited consolidated financial statements of Chrysler.

                                                          Year Ended December 31,
                                                        ---------------------------
                                                          1997      1996      1995
                                                          ----      ----      ----
Results of Operations Data                                (in millions of dollars)
Sales of manufactured products ......................   $56,986   $57,587   $49,601
Finance and insurance revenues ......................     1,636     1,746     1,589
Other revenues ......................................     2,525     2,064     2,005
                                                        -------   -------   -------
Total Revenues ......................................    61,147    61,397    53,195
                                                        -------   -------   -------
Total Expenses ......................................    56,590    55,305    49,746
                                                        -------   -------   -------
Earnings Before Income Taxes, Extraordinary Item
  and Cumulative Effect of a Change in Accounting
  Principle .........................................     4,557     6,092     3,449
Provision for income taxes ..........................     1,752     2,372     1,328
                                                        -------   -------   -------
Earnings Before Extraordinary Item and Cumulative
  Effect of a Change in Accounting Principle ........     2,805     3,720     2,121
Extraordinary item -- Loss on early extinguishment
  of debt, net of taxes .............................        --      (191)       --
Cumulative effect of a change in accounting
  principle .........................................        --        --       (96)
                                                        -------   -------   -------
Net Earnings ........................................   $ 2,805   $ 3,529   $ 2,025
Preferred stock dividends ...........................         1         3        21
                                                        -------   -------   -------
Net Earnings on Common Stock ........................   $ 2,804   $ 3,526   $ 2,004
                                                        =======   =======   =======

                                                                December 31,
                                                        ---------------------------
                                                         1997      1996      1995
                                                         ----      ----      ----
Balance Sheet Data                                        (in millions of dollars)
Cash, cash equivalents and marketable securities ....   $ 7,848   $ 7,752   $ 8,125
Total assets ........................................    60,418    56,184    53,756
Total debt ..........................................    15,485    13,396    14,193
Shareholders' equity ................................    11,362    11,571    10,959

Results of Operations

      Chrysler reported earnings before income taxes, extraordinary item and the cumulative effect of a change in accounting principle of $4,557 million in 1997, compared with $6,092 million in 1996. Net earning for 1997 were $2,805 million, or $4.15 per common share, compared with $3,529 million, or $4.83 per common share, in 1996. Chrysler also reported earnings before income taxes and extraordinary item of $1,316 million in the fourth quarter of 1997, compared with $1,591 million in the fourth quarter of 1996. Net earnings for the fourth quarter of 1997 were $852 million, or $1.30 per common share, compared with $807 million, or $1.14 per common share, in the fourth quarter of 1996.

      Earnings decreased for calendar-year 1997 as compared with calendar-year 1996 primarily as a result of an increase in average sales incentives per vehicle, a decrease in vehicle shipments and an increase in warranty costs, partially offset by lower profit-based employee compensation costs. The increase in average sales incentives per vehicle reflects an increasingly competitive automotive environment in 1997 resulting primarily from new product offerings from competitors and greater flexibility in vehicle pricing by Japanese manufacturers who have benefitted from currency exchange rate changes between the Japanese yen and U.S. dollar. The decrease in shipments for calendar-year 1997 was primarily due to the changeover to Chrysler's all-new Dodge Intrepid and Chrysler Concorde sedans and the unfavorable impact of a 29-day strike. The increase in warranty costs was primarily related to customer service and recall actions, partially offset by lower average warranty costs on 1997 and 1998 model-year vehicles.

       Earnings before income taxes, extraordinary item and the cumulative effect of a change in accounting principle for 1997 reflected the unfavorable impact of a 29-day strike which reduced earnings by an estimated $590 million $364 million after taxes) after considering partial recovery of production losses from the strike, and a $41 million charge ($25 million after taxes) for costs related to the decision to discontinue Chrysler's Eagle brand at the end of the 1998 model year. The effect of these unfavorable items was partially offset by the recognition of $97 million ($60 million after taxes) of previously deferred profits from the sale of vehicles from Chrysler to Dollar Thrifty Automotive Group, Inc. ("DTAG", formerly Pentastar Transportation Group, Inc.) as a result of the December 1997 initial public offering ("IPO") of Chrysler's common stock interest in DTAG.

      Earnings before income taxes, extraordinary item and the cumulative effect of a change in accounting principle for 1996 included a charge of $97 million ($61 million after taxes) for costs associated with a voluntary early retirement program for certain salaried employees, a charge of $77 million ($51 million after taxes) related to a write-down of Pentastar Electronics, Inc. ("PEI"), a charge of $65 million ($100 million after taxes) related to a write-down of Thrifty Rent-A-Car System, Inc. ("Thrifty"), a charge of $50 million ($31 million after taxes) for lump-sum retiree pension costs related to the 1996 UAW collective bargaining agreement, and a gain of $101 million ($87 million after taxes) from the sale of Electrospace Systems, Inc. ("ESI") and Chrysler Technologies Airborne Systems, Inc. ("CTAS"). In addition, in 1996, Chrysler extinguished $550 million, or 50 percent, of the outstanding principal amount of its Auburn Hills Trust Guaranteed Exchangeable Certificates Due 2020 (the "Certificates") at a cost of $859 million. The extinguishment of the Certificates resulted in an extraordinary after-tax loss of $191 million (net of income tax benefit of $118 million).

      Chrysler's worldwide vehicle shipments in 1997 were 2,886,981 units, a decrease of 71,819 units or 2 percent compared with 1996 levels. Chrysler's vehicle shipments outside of the U.S., Canada and Mexico ("North America") in 1997 were 237,439 units, an increase of 13,782 units or 6 percent compared with 1996 levels.

      Chrysler's revenues and results of operations are principally derived from the U.S. and Canada automotive marketplaces. Retail industry sales (including fleet) of new cars and trucks in the U.S. and Canada were 16.9 million units in 1997, compared with 16.6 million units in 1996, an increase of 2 percent.

      Chrysler's U.S. and combined U.S. and Canada retail sales and market share data for 1997 and 1996 were as follows:

                                                    1997        1996     Decrease
                                                    ----        ----     --------
U.S. Retail Market(1):
  Car sales ..................................     736,530     832,633    (96,103)
  Car market share ...........................         8.9%        9.7%      (0.8)%
  Truck sales (including minivans) ...........   1,567,258   1,618,193    (50,935)
  Truck market share .........................        21.7%       23.4%      (1.7)%
  Combined car and truck sales ...............   2,303,788   2,450,826   (147,038)
  Combined car and truck market share ........        14.9%       15.9%      (1.0)%

U.S. and Canada Retail Market(1):
  Combined car and truck sales ...............   2,559,950   2,690,340   (130,390)
  Combined car and truck market share ........        15.1%       16.1%      (1.0)%

----------------
    (1) All retail sales and market share data include fleet sales.


      The decrease in Chrysler's 1997 U.S. car market share was primarily due to the changeover to Chrysler's all-new Intrepid and Concorde sedans and decreased sales of Neons. The decrease in Chrysler's 1997 U.S. truck market share was primarily due to decreased sales of its Dodge Ram pickup trucks and Jeep(R) Grand Cherokees, which primarily reflects the effect of the 29-day strike.

       For the past several years, Chrysler has benefitted from the following factors: (1) favorable economic conditions in the U.S. and Canada, where Chrysler's sales are concentrated, and (2) a continuing shift in U.S. and Canada consumer preferences toward trucks, as Chrysler manufactures a higher proportion of trucks to total vehicles than its principal competitors in the U.S. and Canada. A significant deterioration in either of these factors could adversely affect Chrysler's consolidated operating results. Further, Chrysler has benefitted from a strategy of focusing resources on its core automotive business and an aggressive capital expenditure and vehicle development program that has resulted in the replacement of substantially all of its car and truck offerings over the last five years. Chrysler's long-term profitability will depend significantly on its ability to continue its capital expenditure and vehicle development programs and to market its vehicles successfully in an increasingly competitive automotive environment.

      During December 1997, Chrysler completed an IPO of its common stock interest in DTAG for net proceeds of $387 million. The IPO of the common stock interest resulted in a pretax and after-tax gain of $73 million. The gain was deferred and will be recognized over the remaining term of the vehicle supply agreements with DTAG, which end in 2001. The tax effect on this transaction reflects the difference between the book and tax basis of Chrysler's stock interest in DTAG for which deferred taxes were not provided, in accordance with SFAS No. 109, "Accounting for Income Taxes." In addition, fourth-quarter 1997 earnings include the recognition of $97 million ($60 million after taxes) of previously deferred profits from the sale of vehicles from Chrysler to DTAG.

      In 1996, Chrysler committed to a plan of disposal for Thrifty, a subsidiary of DTAG, and recognized a $65 million pretax loss ($100 million after taxes) to write down Thrifty's carrying value to estimated fair value less cost to sell. The pretax loss is included in "Costs, other than items below" in Chrysler's consolidated statement of earnings for 1996. The after-tax loss includes the effect of not being able to claim a tax deduction for the capital loss on Chrysler's investment in Thrifty.

      In 1996, Chrysler sold ESI and CTAS for net proceeds of $476 million. ESI and CTAS were engaged principally in the manufacture of defense electronics and aircraft modification, respectively, and represented substantially all of the operations of Chrysler Technologies Corporation ("CTC"), a wholly owned subsidiary of Chrysler. The sale resulted in a pretax gain of $101 million ($87 million after taxes). In the fourth quarter of 1996, Chrysler signed an agreement to sell PEI for net proceeds of $17 million, which resulted in the recognition of a pretax loss of $77 million ($51 million after taxes) to write down

PEI's carrying value to estimated fair value less cost to sell. PEI represented the remaining operations of CTC. The sale of PEI was completed on January 10, 1997. The pretax gain on the sale of ESI and CTAS and the pretax loss on the write-down of PEI are included in "Costs, other than items below" in Chrysler's consolidated statement of earnings for 1996.

      In 1995, Chrysler recorded a $263 million provision ($162 million after taxes) for costs associated with production changes at its Newark assembly plant. Newark production of the Chrysler Concorde and Dodge Intrepid was reduced to one shift in August 1995 and terminated in July 1996. Production of an all-new sport-utility vehicle, the Dodge Durango, began at the Newark assembly plant in the fall of 1997. The provision reflects the recognition of supplemental unemployment benefits, job security benefits and other related employee costs, and the write-down of certain equipment and tooling. The provision is included in "Costs, other than items below" in Chrysler's consolidated statement of earnings for 1995.

      Chrysler's effective tax rates in 1997, 1996 and 1995 were 38.4 percent, 38.9 percent and 38.5 percent, respectively.

Liquidity and Capital Resources

      Chrysler's consolidated combined cash, cash equivalents and marketable securities totaled $7.8 billion at December 31, 1997 (including $0.8 billion held by the Company), $7.8 billion at December 31, 1996 (including $0.8 billion held by the Company and DTAG), and $8.1 billion at December 31, 1995 (including $1.2 billion held by the Company and DTAG).

      Chrysler's long-term profitability will depend significantly on its ability to continue its capital expenditure and vehicle development programs and to market its vehicles successfully in an increasingly competitive environment. Chrysler's expenditures for new product development and the acquisition of productive assets were approximately $19 billion for the three-year period ended December 31, 1997. Expenditures for these items during the succeeding three-year period are expected to be at similar or higher levels. At December 31, 1997, Chrysler had commitments for capital expenditures, including commitments for assets currently under construction, totaling approximately $1.3 billion.

      During 1997, Chrysler repurchased 63 million shares of its common stock at a cost of $2.1 billion. Chrysler plans to repurchase an additional $1.8 billion of its common stock in 1998 as part of a $2 billion repurchase plan which began in November 1997. The planned 1998 common stock repurchases are subject to market and general economic conditions. Since beginning its common stock repurchase program in 1995, Chrysler has repurchased 175 million shares of its common stock at a cost of $5.2 billion.

      In February 1997, Chrysler sold $500 million of 7.45% Debentures due 2097 and $600 million of 7.45% Debentures due 2027 for net proceeds of $485 million and $592 million, respectively. In July 1997, Chrysler sold $500 million of 7.40% Debentures due 2097 for net proceeds of $495 million.

      In August 1997, Chrysler extinguished its $267 million 10.95% Debentures due 2017 and $245 million 10.40% Notes due 1999 for $529 million.

      In December 1997, Chrysler prepaid certain 1998 nonpension employee benefits by contributing $1.1 billion to a Voluntary Employees' Beneficiary Association trust and other employee benefit plans.

      Chrysler's ability to market its products successfully depends significantly on the availability of vehicle financing for its dealers and, to a lesser extent, the availability of financing for retail and fleet customers, both of which are provided by the Company.

                      RATIO OF EARNINGS TO FIXED CHARGES

      The ratios of earnings to fixed charges of the Company Consolidated and Chrysler Consolidated for each of the last five years were as follows:

                                              Years Ended December 31,
                                        ------------------------------------
                                        1997    1996    1995    1994    1993
                                        ----    ----    ----    ----    ----
The Company Consolidated ...........   1.77X   1.72X   1.56X   1.41X   1.33X
Chrysler Consolidated ..............   4.25X   5.51X   3.45X   5.52X   3.62X

      The Company Consolidated. The ratios of earnings to fixed charges is computed by dividing earnings available for fixed charges by total fixed charges. Fixed charges consist of interest, amortization of debt discount and expense, and rentals. Rentals included in fixed charges are the portion of total rent expense representative of the interest factor (deemed to be one-third).

      Chrysler Consolidated. The ratio of earnings to fixed changes is computed by dividing earnings available for fixed charges by total fixed charges.

                               USE OF PROCEEDS

      Unless otherwise provided in the applicable Prospectus Supplement, the net proceeds to be received by the Company from the sale of the Debt Securities and Warrants and the exercise of Warrants will be added to its general corporate funds and may be used to repay long-term or short-term borrowings and for other general corporate purposes. If the Company elects at the time of the issuance of Debt Securities or Warrants to make different or more specific use of proceeds other than as set forth herein, such use will be described in the Prospectus Supplement.

                        DESCRIPTION OF DEBT SECURITIES

      The following description of the terms of the Debt Securities set forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

      The Debt Securities are to be issued under an Indenture dated as of February 15, 1988, as amended (the "Indenture"), between the Company and Manufacturers Hanover Trust Company, which has been succeeded by United States Trust Company of New York as successor Trustee (the "Trustee"). The Indenture is incorporated by reference as an exhibit to the Registration Statement. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Indenture. Numerical references in parentheses below are to sections of the Indenture. Wherever particular sections or defined terms of the Indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference.

General

      Debt Securities and Warrants offered by this Prospectus will be limited to an aggregate initial public offering price of approximately $9,895,250,600 or the equivalent thereof in one or more foreign currencies or composite currencies. The Indenture provides that Debt Securities in an unlimited amount may be issued thereunder from time to time in one or more series.
(Section 301)

      The Securities will rank pari passu in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company.

      Reference is hereby made to the Prospectus Supplement relating to the particular series of Debt Securities offered thereby for the terms of such Debt Securities, including, where applicable: (i) the designation, aggregate principal amount, currency or currencies and denominations of such Debt Securities; (ii) the price (expressed as a percentage of the aggregate principal amount thereof) at which such Debt Securities will be issued; (iii) the date or dates on which such Debt Securities will mature; (iv) the currency or currencies in which such Debt Securities are being sold and in which the principal of and any interest on such Debt Securities will be payable, whether the holder of any such Debt Securities may elect the currency in which payments thereon are to be made and, if so, the manner of such election; (v) the rate or rates (which may be fixed or variable) per annum at which such Debt Securities will bear interest; (vi) the date from which such interest on such Debt Securities will accrue, the dates on which such interest will be payable and the date on which payment of such interest will commence; (vii) the dates on which and the price or prices at which such Debt Securities will, pursuant to any mandatory sinking fund provision, or may, pursuant to any optional redemption or required repayment provisions, be redeemed or repaid and the other terms and provisions of any such optional redemption or required repayment; (viii) whether such Debt Securities are to be issuable as Registered Securities, Bearer Securities or both and the terms upon which any Bearer Securities of such series may be exchanged for Registered Securities of such series; (ix) whether such Debt Securities are to be issued in whole or in part in the form of one or more Global Securities and, if so, the identity of the Depositary for such Global Security or Securities; (x) any special provisions for the payment of additional amounts with respect to such Debt Securities; (xi) if a temporary Global Security is to be issued with respect to such series, whether any interest thereon payable on an interest payment date prior to the issuance of a permanent Global Security or definitive Bearer Securities will be credited to the account of the persons entitled thereto on such interest payment date; (xii) if a temporary Global Security is to be issued with respect to such series, the terms upon which interests in such temporary Global Security may be exchanged for interests in a permanent Global Security or for definitive Debt Securities of the series and the terms upon which interests in a permanent Global Security, if any, may be exchanged for definitive Debt Securities of the series; (xiii) any additional restrictive covenants included for the benefit of holders of such Debt Securities; (xiv) additional Events of Default provided with respect to such Debt Securities; and (xv) the terms of any Warrants offered together with such Debt Securities.

      The Debt Securities may be issuable as Registered Securities, Bearer Securities or both. Debt Securities of a series may be issuable in whole or in part in the form of one or more Global Securities, as described below under "Global Securities." Unless the Prospectus Supplement relating thereto specifies otherwise, Registered Securities denominated in U.S. dollars will be issued only in denominations of $1,000 or any integral multiple thereof and Bearer Securities denominated in U.S. dollars will be issued only in the denomination of $5,000. See, however, "Limitations on Issuance of Bearer Securities and Bearer Warrants" below. One or more Global Securities may be issued in a denomination or aggregate denominations equal to the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities. The Prospectus Supplement relating to a series of Debt Securities denominated in a foreign or composite currency will specify the denomination thereof. No service charge will be made for any transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 302 and 305)

      At the option of the Holder upon request confirmed in writing, and subject to the terms of the applicable Indenture, Bearer Securities (with all unmatured coupons, except as provided below) of any series will be exchangeable into an equal aggregate principal amount of Registered Securities (if the Debt Securities of such series are issuable as Registered Securities) or Bearer Securities of the same series (with the same interest rate and maturity date), but no Bearer Security will be delivered in or to the United States, and Registered Securities of any series (other than a Global Security, except as set forth below) will be exchangeable into an equal aggregate principal amount of Registered Securities of the same series (with the same interest rate and maturity date) of different authorized denominations. If a Holder surrenders Bearer Securities in exchange for Registered Securities between a Regular Record Date or, in certain circumstances, a Special Record Date, and the relevant interest payment date, such Holder will not be required to surrender the coupon relating to such interest payment date. Registered Securities may not be exchanged for Bearer Securities. (Section 305)

      Debt Securities may be presented for exchange, and Registered Securities (other than a Global Security) may be presented for transfer (with the form of transfer endorsed thereon duly executed), at the office of any transfer agent or at the office of the Security Registrar, without service charge and upon payment of any taxes and other governmental charges as described in the applicable Indenture. (Section 305) Bearer Securities will be transferable by delivery.

      Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Securities" means any Debt Securities that provide for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof upon the occurrence of an Event of Default and the continuation thereof. (Section 101)

Global Securities

      The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for Debt Securities in definitive form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. (Sections 303 and 305)

      The specific terms of the depositary arrangement with respect to any Debt Securities of a series will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

      Upon the issuance of a Global Security, the Depositary for such Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary ("participants"). The accounts to be credited shall be designated by the underwriters of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by participants or persons that hold through participants. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

      So long as the Depositary for a Global Security, or its nominee, is the owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture governing such Debt Securities. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture.

      Subject to the restrictions discussed under "Limitations on Issuance of Bearer Securities and Bearer Warrants" below, principal, premium, if any, and interest payments on Debt Securities registered in the name of or held by a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner or the holder of the Global Security representing such Debt Securities. None of the Company, the Trustee for such Debt Securities, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

      The Company expects that the Depositary for Debt Securities of a series, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Security, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants. Receipt by owners of beneficial interests in a temporary Global Security of payments in respect of such temporary Global Security will be subject to the restrictions discussed under "Limitations on Issuance of Bearer Securities and Bearer Warrants" below.

      If a Depositary for Debt Securities of a series is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within ninety days, the Company will issue Debt Securities of such series in definitive form in exchange for all of the Global Securities representing the Debt Securities of such series. In addition, the Company may at any time and in its sole discretion determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for all of the Global Securities representing such Debt Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company and the Depositary for such Global Security, receive Debt Securities of such series in definitive form. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name (if the Debt Securities of such series are issuable as Registered Securities). Debt Securities of such series so issued in definitive form will be issued (a) as Registered Securities in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof if the Debt Securities of such series are issuable as Registered Securities, (b) as Bearer Securities in the denomination, unless otherwise specified by the Company, of $5,000 if the Debt Securities of such series are issuable as Bearer Securities or (c) as either Registered or Bearer Securities, if the Debt Securities of such series are issuable in either form. (Section 305) See, however, "Limitations on Issuance of Bearer Securities and Bearer Warrants" below for a description of certain restrictions on the issuance of a Bearer Security in definitive form in exchange for an interest in a Global Security.

Payment and Paying Agents

      Payment of principal of and premium, if any, and interest on Bearer Securities will be payable in the currency designated in the Prospectus Supplement, subject to any applicable laws and regulations, at such paying agencies outside the United States as the Company may appoint from time to time. Any such payment may be made by a check in the designated currency. No payment with respect to any Bearer Securities will be made at the Corporate Trust Office of the Trustee or any other paying agency maintained by the Company in the United States nor will any such payment be made by transfer to an account, or by mail to an address, in the United States. Notwithstanding the foregoing, payments of principal of and premium, if any, and interest on Bearer Securities will be made in U.S. dollars at the Corporate Trust Office of the Trustee in The City of New York if payment of the full amount thereof at all paying agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions. (Section 1002)

      Payment of principal of and premium, if any, on Registered Securities will be made in the designated currency against surrender of such Registered Securities at the Corporate Trust Office of the Paying Agent in The City of New York. Unless otherwise indicated in the Prospectus Supplement, payment of any installment of interest on Registered Securities will be made to the person in whose name such Debt Security is registered at the close of business on the regular record date for such interest. Unless otherwise indicated in the Prospectus Supplement, payments of such interest will be made at the Corporate Trust Office of the Paying Agent in The City of New York, or by a check in the designated currency mailed to each Holder at such Holder's registered address.
(Sections 307 and 1001)

      The paying agents outside the United States initially appointed by the Company for a series of Debt Securities will be named in the Prospectus Supplement. The Company may terminate the appointment of any of the paying agents from time to time, except that the Company will maintain at least one paying agent in The City of New York for payments with respect to Registered Securities and at least one paying agent in a city in Europe so long as any Bearer Securities are outstanding where Bearer Securities may be presented for payment and may be surrendered for exchange, provided that so long as any series of Debt Securities is listed on The International Stock Exchange of the United Kingdom and the Republic of Ireland or the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a paying agent in London or Luxembourg or any other required city located outside the United States, as the case may be, for such series of Debt Securities. (Section 1002)

      All moneys paid by the Company to a paying agent for the payment of principal of or premium, if any, or interest on any Debt Security that remains unclaimed at the end of two years after such principal, premium or interest shall have become due and payable may be repaid to the Company and the Holder of such Debt Security or any coupon appertaining thereto will thereafter look only to the Company for payment thereof. (Section 1003)

Covenants

      The Indenture imposes the following restrictive covenants on the Company.

      Limitation on Liens. The Company will not subject its assets or assets of a Restricted Subsidiary to liens without securing the Debt Securities equally and ratably with other indebtedness for borrowed money so secured except for (1) liens securing exports to or marketing of goods in foreign countries other than Canada, (2) liens on receivables payable in foreign currencies to secure borrowings in foreign countries other than Canada, (3) deposits in connection with public obligations or legal proceedings, (4) liens securing intercompany indebtedness, (5) purchase money mortgages on fixed assets hereafter acquired by the Company or any of its Restricted Subsidiaries for use in the Finance Business or the Finance-Related Insurance Business, liens on such property at the time of its acquisition or liens on fixed assets used in the Finance Business or the Finance-Related Insurance Business existing when a company becomes a Subsidiary, and (6) renewals of the foregoing. (Section 1004) The term "Restricted Subsidiary" means any Subsidiary of the Company engaged in the Finance Business or in the Finance-Related Insurance Business other than Subsidiaries that are organized or conduct a major portion of their business outside the United States, Puerto Rico or Canada. The term "Subsidiary" means a corporation a majority of the outstanding voting stock of which is owned, directly or indirectly, by the Company. (Section 101)

      Limitation on Dividends. Cash dividends on or acquisitions for value of capital stock of the Company subsequent to December 31, 1984 are limited to the sum of (i) consolidated net income of the Company and its consolidated Subsidiaries calculated in accordance with generally accepted accounting principles and (ii) net proceeds from cash sales of or cash contributions to capital stock, subsequent to December 31, 1984. Substantially concurrent acquisitions of capital stock out of the net proceeds of sales of capital stock are excluded. (Section 1005)

      Restricted Subsidiary Stock and Debt. The Company will not, and will not permit any Subsidiary to, sell or otherwise dispose of any shares of stock or indebtedness for borrowed money of any Restricted Subsidiary except to the Company or to a Restricted Subsidiary unless simultaneously therewith all shares of stock and such indebtedness of such Restricted Subsidiary at the time owned by the Company and all Subsidiaries are sold or transferred. The Company will not permit any Restricted Subsidiary to issue, sell or dispose of, except to the Company or to a Restricted Subsidiary, (i) any preferred stock, except to any holders of the stock of such Restricted Subsidiary in the exercise of a pre-emptive right to subscribe to such preferred stock, or (ii) any other class of stock except on the condition that the proportionate amount of shares of stock of such class and of the total number of shares of stock of such Restricted Subsidiary held by persons other than the Company and its Restricted Subsidiaries shall not be increased and except for directors' qualifying shares. (Sections 1007 and 1008)

Modification of the Indenture

      The Indenture permits the Company and the Trustee, with the consent of the holders of not less than 66-2/3% in principal amount of the Debt Securities at the time outstanding thereunder and affected thereby, to execute a supplemental indenture modifying the Indenture or the rights of the holders of such Debt Securities and any related coupons, provided that no such modification shall, without the consent of the holder of each Debt Security affected thereby, (i) change the maturity of any Debt Security or coupon, or reduce the principal amount thereof, or reduce the rate or change the time of payment of interest thereon, or change any Place of Payment or change the coin or currency in which a Debt Security or coupon is payable or affect the right of any holder to institute suit for the enforcement of payment in accordance with the foregoing, or (ii) reduce the aforesaid percentage of Debt Securities, the consent of the holders of which is required for any such modification. (Section 902)

      The Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series if Debt Securities of that series are issuable in whole or in part as Bearer Securities. (Section 1401) A meeting may be called at any time by the Trustee, or upon the request of the Company or the Holders of at least 10% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice given in accordance with the Indenture. (Section 1402) The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the Holders of not less than 66-2/3% in principal amount of the outstanding Debt Securities of a series, the persons holding or representing 66-2/3% in principal amount of the outstanding Debt Securities of such series will constitute a quorum. (Section 1404) Except as limited by the proviso in the preceding paragraph, any resolution presented at a meeting or adjourned meeting at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the outstanding Debt Securities of that series; provided, however, that, except as limited by the proviso in the preceding paragraph, any resolution with respect to any consent or waiver that may be given by the Holders of not less than 66-2/3% in principal amount of the outstanding Debt Securities of a series may be adopted at a meeting or an adjourned meeting at which a quorum is present only by the affirmative vote of 66-2/3% in principal amount of the outstanding Debt Securities of that series; and provided further that, except as limited by the proviso in the preceding paragraph, any resolution with respect to any demand, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the outstanding Debt Securities of that series.

      Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Debt Securities of that series and the related coupons.

Events of Default

      The Indenture provides that the following shall constitute Events of Default with respect to any series of Debt Securities thereunder: (i) default in payment of principal of or premium, if any, on any Debt Security of such series when due; (ii) default for 30 days in payment of interest on any Debt Security of such series when due; (iii) default in the deposit of any sinking fund payment on any Debt Security of such series when due; (iv) default in performance of any other covenant in such Indenture, continued for 30 days after written notice thereof by the Trustee thereunder or the holders of 25% in principal amount of the Debt Securities of such series at the time outstanding; (v) default resulting in acceleration of maturity of any other indebtedness of the Company or any Restricted Subsidiary provided that such acceleration has not been rescinded or annulled within 10 days of written notice; and (vi) certain events of bankruptcy, insolvency or reorganization. (Section 501) The Company is required to file with each Trustee annually an Officers' Certificate as to the absence of certain defaults under the terms of the Indenture. (Section 1010)

      The Indenture provides that if an Event of Default specified therein shall occur and be continuing, either the Trustee or the holders of 25% in principal amount of the Debt Securities of such series then outstanding may declare the principal of all such Debt Securities (or in the case of Original Issue Discount Securities, such portion of the principal amount thereof as may be specified in the terms thereof) to be due and payable. (Section 502) In certain cases, the holders of a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the holders of all such Debt Securities and any related coupons waive any past default or event of default except a default not theretofore cured in payment of the principal of or premium, if any, or interest on any of the Debt Securities of such series and any related coupons. (Sections 502 and 513)

      The Indenture contains a provision entitling the Trustee, subject to the duty of such Trustee during default to act with the required standard of care, to be indemnified by the holders of the Debt Securities of any series or any related coupons before proceeding to exercise any right or power under the

Indenture with respect to such series at the request of such holders. (Section 603) The Indenture provides that no holder of any Debt Securities of any series or any related coupons may institute any proceeding, judicial or otherwise, to enforce the Indenture except in the case of failure of the Trustee, for 60 days, to act after it is given notice of default, a request to enforce the Indenture by the holders of not less than 25% in aggregate principal amount of the then outstanding Debt Securities of such series and an offer of reasonable indemnity to such Trustee. (Section 507) This provision will not prevent any holder of Debt Securities or any related coupons from enforcing payment of the principal thereof and premium, if any, and interest thereon at the respective due dates thereof. (Section 508) The holders of a majority in aggregate principal amount of the Debt Securities of any series then outstanding may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred on it with respect to the Debt Securities of such series. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture or which would be unjustly prejudicial to holders not joining therein. (Section 512)

      The Indenture provides that the Trustee thereunder will, within 90 days after the occurrence of a default with respect to any series of Debt Securities thereunder known to it, give to the holders of the Debt Securities of such series notice of such default if not cured or waived; but, except in the case of a default in the payment of principal of (or premium, if any), or interest on, any Debt Securities, the Trustee shall be protected in withholding such notice if it determines in good faith that the withholding of such notice is in the interests of the holders of such Debt Securities. (Section 602)

Defeasance

      The Company may terminate certain of its obligations under the Indenture with respect to Debt Securities of any series, including its obligations to comply with the covenants described under the heading "Restrictive Covenants" above, with respect to the Debt Securities of such series, on the terms and subject to the conditions contained in the Indenture, by depositing in trust with the Trustee money or Government Obligations sufficient to pay the principal of and interest on the Debt Securities of such series to maturity. Such deposit and termination is conditioned upon the Company's delivery of (a) an opinion of nationally recognized independent counsel that the holders of the Debt Securities of such series will have no federal income tax consequences as a result of such deposit and termination, (b) an officer's certificate and (c) if the Debt Securities of such series are then listed on the New York Stock Exchange, an opinion of counsel that the Debt Securities of such series will not be delisted as a result of the exercise of this option. Such termination will not relieve the Company of its obligation to pay when due the principal of or interest on the Debt Securities of such series if the Debt Securities of such series are not paid from the money or Government Obligations held by the Trustee for the payment thereof. (Section 1301)

Concerning the Trustee

      The Trustee is also trustee under indentures dated as of June 15, 1984 and September 15, 1986 between it and the Company.

                           DESCRIPTION OF WARRANTS

      The following description of the terms of the Warrants sets forth certain general terms and provisions of the Warrants to which any Prospectus Supplement may relate. The particular terms of the Warrants offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Warrants so offered will be described in the Prospectus Supplement relating to such Warrants.

      Warrants may be offered independently or together with any series of Debt Securities offered by a Prospectus Supplement and may be attached to or separate from such Debt Securities. Each series of Warrants will be issued under a separate warrant agreement ("Warrant Agreement") to be entered into between the Company and a bank or trust company, as Warrant Agent (the "Warrant Agent"), all as set forth in the Prospectus Supplement relating to such series of Warrants. The Warrant Agent will act solely as the agent of the Company in connection with the certificates for the Warrants (the "Warrant Certificates") of such series and will not assume any obligation or relationship of agency or trust for or with any holders of Warrant Certificates or beneficial owners of Warrants. Copies of the forms of Warrant Agreements, including the forms of Warrant Certificates, are filed as an exhibit to the Registration Statement to which this Prospectus pertains. The following summaries of certain provisions of the forms of Warrant Agreements and Warrant Certificates do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Warrant Agreements and the Warrant Certificates. Numerical references in parentheses below are to sections of the Warrant Agreements. Wherever particular sections or defined terms of the Warrant Agreement are referred to, it is intended that such sections or defined items shall be incorporated herein by reference.

General

      Reference is hereby made to the Prospectus Supplement relating to the particular series of Warrants, if any, offered thereby for the terms of such Warrants, including, where applicable: (i) the offering price; (ii) the currency or currencies in which such Warrants are being offered; (iii) the designation, aggregate principal amount, currency or currencies, denominations and terms of the series of Debt Securities purchasable upon exercise of such Warrants; (iv) the designation and terms of the series of Debt Securities with which such Warrants are being offered and the number of such Warrants being offered with each such Debt Security; (v) the date on and after which such Warrants and the related series of Debt Securities will be transferable separately; (vi) the principal amount of the series of Debt Securities purchasable upon exercise of each such Warrant and the price at which and currency or currencies in which such principal amount of Debt Securities of such series may be purchased upon such exercise; (vii) the date on which the right to exercise such Warrants shall commence and the date (the "Expiration Date") on which such right shall expire; (viii) whether such Warrants are to be issuable as Bearer Warrants and the terms upon which any Bearer Warrants of such series may be exchanged for Registered Warrants of such series; (ix) federal income tax consequences; and (x) any other terms of such Warrants.

      Warrant Certificates of each series will be issuable as Registered Warrants and may be issuable as Bearer Warrants. At the option of the holder upon request confirmed in writing, and subject to the terms of the relevant Warrant Agreement, Bearer Warrants of any series will be exchangeable into Registered Warrants or Bearer Warrants of the same series representing in the aggregate the number of Warrants surrendered for exchange, and Registered Warrants of any series will be exchangeable into Registered Warrants of the same series representing in the aggregate the number of Warrants surrendered for exchange. Warrant Certificates may be presented for exchange, and Registered Warrants may be presented for transfer (with the form of transfer endorsed thereon duly executed), at the corporate trust office of the Warrant Agent for such series of Warrants (or any other office indicated in the Prospectus Supplement relating to such series of Warrants) without service charge and upon payment of any taxes and other governmental charges as described in the relevant Warrant Agreement. Such transfer or exchange will be effected when the Warrant Agent for such series of Warrants is satisfied with the documents of title and identity of the person making the request. Bearer Warrants will be transferable by delivery. (Section 4.01) Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the series of Debt Securities purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the series of Debt Securities purchasable upon such exercise, or to enforce any of the covenants in the Indenture. (Section 3.01)

Exercise of Warrants

      Each Warrant will entitle the holder thereof to purchase such principal amount of the related series of Debt Securities at such exercise price as shall in each case be set forth in, or calculable as set forth in, the Prospectus Supplement relating to such Warrant. Warrants of a series may be exercised at the corporate trust office of the Warrant Agent for such series of Warrants (or any other office indicated in the Prospectus Supplement relating to such series of Warrants) at any time prior to 5:00 P.M., New York City time, on the Expiration Date set forth in the Prospectus Supplement relating to such series of Warrants. After the close of business on the Expiration Date relating to such series of Warrants (or such later date to which such Expiration Date may be extended by the Company), unexercised Warrants of such series will become void. (Sections
2.02 and 2.03)

      Warrants of a series may be exercised by delivery to the appropriate Warrant Agent of payment, as provided in the Prospectus Supplement relating to such series of Warrants, of the amount required to purchase the principal amount of the series of Debt Securities purchasable upon such exercise, together with certain information as set forth on the reverse side of the Warrant Certificate evidencing such Warrants and, in the case of Bearer Warrants, compliance with the procedures specified in the applicable Prospectus Supplement. Such Warrants will be deemed to have been exercised upon receipt of the exercise price, subject to the receipt within five business days of such Warrant Certificate. Upon receipt of such payment and such Warrant Certificate, properly completed and duly executed, at the corporate trust office of the appropriate Warrant Agent (or any other office indicated in the Prospectus Supplement relating to such series of Warrants), the Company will, as soon as practicable, issue and deliver the principal amount of the series of Debt Securities purchasable upon such exercise. Registered Securities will be issued and delivered upon exercise of Registered Warrants. At the option of the holder of any Bearer Warrants, Registered Securities or Bearer Securities will be issued and delivered upon exercise of such Bearer Warrants. If fewer than all of the Warrants represented by a Registered Warrant are exercised, a new Registered Warrant will be issued and delivered for the remaining amount of Warrants. If fewer than all the Warrants represented by a Bearer Warrant are exercised, at the option of the holder thereof, a new Registered Warrant or Bearer Warrant will be issued and delivered for the remaining amount of Warrants. (Section 2.03)

       LIMITATIONS ON ISSUANCE OF BEARER SECURITIES AND BEARER WARRANTS

      In compliance with United States federal tax laws and regulations regarding the distribution of debt securities in bearer form, Bearer Securities and Bearer Warrants may not, in connection with their original issuance, be offered, sold, resold or delivered in the United States or to United States persons (each as defined below) except as otherwise permitted by Treasury Regulation Section 1.163-5(c)(2)(i)(D). Exceptions include offers and sales to offices located outside the United States of certain United States financial institutions that agree in writing to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder. Any underwriters, agents and dealers participating in the offering of Bearer Securities or Bearer Warrants will agree in writing that they will not offer, sell or resell any Bearer Securities or Bearer Warrants to persons within the United States or to United States persons (except as described above) nor deliver Bearer Securities or Bearer Warrants within the United States. In addition, any such underwriters, agents and dealers will agree to send confirmations to each purchaser of a Bearer Security or Bearer Warrant confirming that such purchaser represents that it is not a United States person or is a financial institution described above and, if such person is a dealer, that it will send similar confirmations to purchasers from it. Bearer Securities and any coupons attached thereto will bear a legend substantially to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the United States Internal Revenue Code."

      Generally, for United States federal income tax purposes, any United States person who holds a Bearer Security will not be allowed to deduct any loss sustained on the sale, exchange, redemption or other disposition of such Bearer Security and will be taxed at ordinary income rates on any gain (which might otherwise be characterized as capital gain) recognized on such sale, exchange, redemption or disposition.

      As used herein, "United States" mean the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction, and "United States person" means an individual who is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or any estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary supervision of the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust.

      Pending the availability of a permanent Global Security or definitive Bearer Securities, as the case may be, Debt Securities that are issuable as Bearer Securities may initially be represented by a single temporary Global Security, with or without interest coupons, each to be deposited with a depositary in London for Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear") and Cedel Bank, soci|fet|fe anonyme ("Cedel") for credit to the designated accounts against certifications to the effect described below. Following the availability of a permanent Global Security or definitive forms of Bearer Securities and subject to any further limitations described in the applicable Prospectus Supplement, the temporary Global Security will be exchangeable for a permanent Global Security or for definitive Bearer Securities, respectively, only upon certification that an interest in such permanent Global Security or such definitive Bearer Securities is not being acquired by or on behalf of a United States person or, if a beneficial interest in such a Bearer Security is being acquired by or on behalf of a United States person, that such United States person is a financial institution described above; provided, however, that no definitive Bearer Security will be issued if the Company has reason to know that such certificate is false. No definitive Bearer Security will be delivered in or to the United States. If so specified in the applicable Prospectus Supplement, interest in respect of any portion of the temporary Global Security payable in respect of an Interest Payment Date prior to the issuance of a permanent Global Security or definitive Bearer Securities of any series will be paid to each of Euroclear and Cedel with respect to the portion of the temporary Global Security held for its account. Each of Euroclear and Cedel will undertake in such circumstances to credit such interest received by it in respect of the temporary Global Security to the respective accounts for which it holds the temporary Global Security only upon receipt in each case of (i) certification that as of the relevant interest payment date the portion of the temporary Global Security on which such interest is to be so credited is not beneficially owned by a United States person or any person who has purchased its interest in the temporary Global Security for resale to any United States person or (ii) if a beneficial interest in the portion of the temporary Global Security on which such interest is to be so credited is beneficially owned by a United States person or any person who has purchased its interest in the temporary Global Security for resale to any United States person, certification that such United States person is a financial institution described above.

      Bearer Warrants will be issued only on receipt of a certification that the Bearer Warrant in question is not being acquired by or on behalf of a United States person or, if a beneficial interest in such Bearer Warrant is being acquired by or on behalf of a United States person, that such United States person is a financial institution described above.

                              PLAN OF DISTRIBUTION

      The Company may offer and sell Debt Securities and Warrants, separately or together, to or through underwriters, acting as principals for their own accounts and/or as agents, and also may offer and sell Debt Securities and Warrants, separately or together, directly to dealers or other purchasers. Any such Debt Securities and Warrants may be offered and sold upon their original issuance or, if so indicated in the Prospectus Supplement, in connection with a remarketing upon their purchase by or on behalf of the Company, whether in accordance with a redemption or repayment pursuant to their terms, in the open market or otherwise. Any underwriter and/or agent will be identified and the terms of its agreement with the Company and its compensation will be described in the Prospectus Supplement. Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with the Debt Securities or Warrants offered thereby.

      Debt Securities and Warrants, separately or together, also may be offered and sold, if so indicated in the Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, by one or more firms ("remarketing firms") acting as principals for their own accounts or as agents for the Company. Any remarketing firm will be identified and the terms of its agreement, if any, with the Company and its compensation will be described in the Prospectus Supplement. Remarketing firms may be deemed to be underwriters in connection with the Debt Securities and Warrants remarketed thereby.

      The distribution of the Debt Securities and Warrants may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

      In connection with the sale of Debt Securities and Warrants, dealers may receive compensation from the Company or from purchasers of Debt Securities or Warrants for whom they may act as agents, in the form of discounts, concessions or commissions. The dealers that participate in the distribution of Debt Securities or Warrants may be deemed to be underwriters and any discounts or commissions received by them and any profit on the resale of Debt Securities or Warrants by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such compensation will be described in the Prospectus Supplement.

      Under agreements that may be entered into with the Company, underwriters, dealers, agents and remarketing firms may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act. Underwriters, dealers, agents and remarketing firms may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

      If so indicated in the Prospectus Supplement, the Company will authorize dealers or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Debt Securities or Warrants from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will not be subject to any conditions except that (i) the purchase of the Debt Securities or Warrants shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject, and (ii) if the series of Debt Securities or Warrants being sold to such institutions are also being sold to underwriters, the Company shall have sold to such underwriters the Debt Securities or Warrants not sold for delayed delivery. The dealers and such other persons will not have any responsibility in respect of the validity of performance of such contracts.

      Each underwriter, dealer, agent and remarketing firm participating in the distribution of any Debt Securities that are issuable as Bearer Securities will agree that it will not offer, sell or deliver, directly or indirectly, Bearer Securities in the United States or to United States persons (other than qualifying financial institutions) in connection with the original issuance of such Debt Securities.

                                LEGAL MATTERS

      The validity of the Debt Securities and Warrants offered hereby will be passed upon for the Company by Christopher A. Taravella, Esq., Vice President and General Counsel of the Company, and for any underwriters and agents by Brown & Wood LLP, New York, New York. Mr. Taravella will rely as to all matters of New York law on the opinion of Brown & Wood LLP, and Brown & Wood LLP, will rely as to all matters of Michigan law on the opinion of Mr. Taravella. Mr. Taravella owns and has options to purchase shares of common stock of Chrysler. Brown & Wood LLP may from time to time render legal services to the Company and its affiliates.

                                   EXPERTS

      The consolidated financial statements and the related financial statement schedule of the Company as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

====================================      ====================================



    You should only rely on the                     $9,895,250,600
information contained or incorporated
by reference in this prospectus, any
prospectus supplement or any pricing
supplement. We have not authorized             Chrysler Financial Corporation
anyone to provide you with any other                 [ Logotype ]
information. You should not assume
that the information in this
prospectus, any accompanying
prospectus supplement or any document
incorporated by reference is accurate
as of any date other than the date on
the front of those documents.                      DEBT SECURITIES
         Table of Contents

                                 Page
Available Information --
  Incorporation by Reference....   2
Chrysler Financial
  Corporation...................   3
Risk Factors....................   4            ---------------------
Chrysler Financial Corporation
  Selected Consolidated                              PROSPECTUS
  Financial Data................   5
Information Concerning                          ---------------------
  Chrysler Corporation..........   8
Ratio of Earnings to Fixed
  Charges.......................  12
Use of Proceeds.................  13
Description of Debt Securities..  13
Description of Warrant.. .......  19
Limitations on Issuance of
  Bearer Securities and Bearer
  Warrants......................  21
Plan of Distribution............  22
Legal Matters...................  24
Experts.........................  24

                                                    April   , 1998



====================================      ====================================

                PART II
 INFORMATION NOT REQUIRED IN PROSPECTUS

      The Registrant estimates that expenses (other than underwriting discounts and commissions) in connection with the offering described in this Registration Statement will be as follows:

Item 14. Other Expenses of Issuance and Distribution.

Registration fee ....................................   $2,360,000
Printing and engraving expenses .....................      250,000
Accounting fees and expenses ........................      400,000
Blue Sky fees and expenses ..........................       50,000
Rating agency fees  .................................    1,500,000
Miscellaneous .......................................       40,000
                                                        ----------
    Total ...........................................   $4,600,000
                                                        ==========

Item 15. Indemnification of Directors and Officers.

      Article IX of the Articles of Incorporation and Article V of the Bylaws of the Registrant provide for the indemnification of the officers and directors of the Registrant in the matter authorized by Sections 561-571 of the Michigan Business Corporation Act. Generally, these Articles and Bylaws permit the Registrant to indemnify officers and directors against expenses, judgments and other amounts paid in connection with settlement of actions brought against them by third parties if they acted in good faith and in a manner they reasonably believed to be in the best interests of the corporation. They also permit the Registrant to indemnify officers and directors for certain expenses and amounts paid in settlement in connection with an action brought by or in the right of the corporation provided that the officer or director has not been adjudged to be liable for negligence or misconduct in the performance of his duties to Registrant. Reference is made to Exhibits 3(a) and 3(b) to this Registration Statement for the complete texts of Article IX of the Articles of Incorporation and Article V of the Bylaws. Pursuant to the provisions of the Underwriting Agreement annexed to the Registration Statement as Exhibit 1-A and the Distribution Agreement annexed to the Registration Statement as Exhibit 1-B, certain officers, directors and controlling persons of the Registrant are indemnified by the Underwriters thereunder for certain information provided by the Underwriters expressly for use in the Registration Statement.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 by the Registrant may be permitted to directors, officers and controlling persons of the Registrant under the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in said Act and therefore may be unenforceable. If a claim for indemnification against such liabilities (except insofar as it provides for the payment by the Registrant of expenses incurred or paid by a director or officer in the successful defense of any action, suit or proceeding) is asserted against the Registrant by a director, officer or controlling person in connection with the securities offered hereby and the Securities and Exchange Commission is still of the same opinion, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether or not such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.

Item 16. Exhibits

      (a)

Exhibit Number
(Referenced to
  Item 601 of
Regulation S-K)                      Description of Exhibit
---------------                      ----------------------
      1-A            Copy of Form of Underwriting Agreement. Filed as
                     Exhibit 1-A to Registration No. 33-32484 of Chrysler Financial Corporation, and incorporated herein by reference.

      1-B            Copy of Form of Distribution Agreement. Filed as
                     Exhibit 1-B to Registration Statement No. 33-50385, and incorporated herein by reference.

      1-C            Copy of Form of Remarketing Agreement. Filed as
                     Exhibit 1-C to Registration Statement No. 33-32484 of Chrysler Financial Corporation, and incorporated herein by reference.

      3-A Copy of Restated Articles of Incorporation of Chrysler Financial Corporation as adopted and filed with the Corporation Division of Michigan Department of Treasury on October 1, 1971. Filed as Exhibit 3-A to Registration Statement No. 2-43097 of Chrysler Financial Corporation, and incorporated herein by reference.

      3-B Copies of amendments to the Restated Articles of Incorporation of Chrysler Financial Corporation filed with the Department of Commerce of the State of Michigan on December 26, 1975, April 23, 1985 and June 21, 1985, respectively. Filed as Exhibit 3-B to the Annual Report of Chrysler Financial Corporation on Form 10-K for the year ended December 31, 1985, and incorporated herein by reference.

      3-C Copies of amendments to the Restated Articles of Incorporation of Chrysler Financial Corporation filed with the Department of Commerce of the State of Michigan on August 12, 1987 and August 14, 1987, respectively. Filed as Exhibit 3 to the Quarterly Report of Chrysler Financial Corporation on Form 10-Q for the quarter ended September 30, 1987, and incorporated herein by reference.

      3-D Copies of amendments to the Restated Articles of Incorporation of Chrysler Financial Corporation filed with the Department of Commerce of the State of Michigan on December 11, 1987 and January 25, 1988, respectively. Filed as Exhibit 3-D to the Annual Report of Chrysler Financial Corporation on Form 10-K for the year ended December 31, 1989, and incorporated herein by reference.

      3-E Copies of amendments to the Restated Articles of Incorporation of Chrysler Financial Corporation filed with the Department of Commerce of the State of Michigan on June 13, 1989, June 23, 1989 (two amendments), September 13, 1989, January 31, 1990 and March 8, 1990, respectively. Filed as Exhibit 3-E to the Annual Report of Chrysler Financial Corporation on Form 10-K for the year ended December 31, 1989, and incorporated herein by reference.

      3-F Copy of amendments to the Restated Articles of Incorporation of Chrysler Financial Corporation filed with the Department of Commerce of the State of Michigan on March 29, 1990 and May 10, 1990. Filed as
                     Exhibit 3-G to the Quarterly Report of Chrysler Financial Corporation on Form 10-Q for the quarter ended March 31, 1990, and incorporated herein by reference.

      3-G Copy of the By-Laws of Chrysler Financial Corporation as amended to August 1, 1990. Filed as Exhibit 3-I to the Quarterly Report of Chrysler Financial Corporation on Form 10-Q for the quarter ended September 30, 1990, and incorporated herein by reference.

      3-H Copy of the By-Laws of Chrysler Financial Corporation as amended to January 1, 1992 and presently in effect. Filed as Exhibit 3H to the Annual Report of Chrysler Financial Corporation on Form 10-K for the year ended December 31, 1991, and incorporated herein by reference.

      4-A Copy of Indenture, dated as of February 15, 1988, between Chrysler Financial Corporation and Manufacturers Hanover Trust Company, Trustee, thereafter succeded by United States Trust Company of New York, as successor Trustee, related to Chrysler Financial Corporation Senior Debt Securities. Filed as Exhibit 4-A to Registration No. 33-23479 of Chrysler Financial Corporation, and incorporated herein by reference.

      4-B Copy of First Supplemental Indenture, dated as of March 1, 1988, between Chrysler Financial Corporation and Manufacturers Hanover Trust Company, Trustee, thereafter succeded by United States Trust Company of New York, as successor Trustee, to the Indenture, dated as of February 15, 1988, beween such parties, related to Chrysler Financial Corporation Senior Debt Securities. Filed as Exhibit 4-L to the Annual Report of Chrysler Financial Corporation on Form 10-K for the year ended December 31, 1987, and incorporated herein by reference.

      4-C Copy of Second Supplemental Indenture, dated as of September 7, 1990, between Chrysler Financial Corporation and Manufacturers Hanover Trust Company, Trustee, thereafter succeded by United States Trust Company of New York, as successor Trustee, to the Indenture, dated as of February 15, 1988, beween such parties, related to Chrysler Financial Corporation Senior Debt Securities. Filed as Exhibit 4-M to the Quarterly Report of Chrysler Financial Corporation on Form 10-Q for the quarter ended September 30, 1990, and incorporated herein by reference.

      4-D Copy of Third Supplemental Indenture, dated as of May 4, 1992, between Chrysler Financial Corporation and United States Trust Company of New York, as successor Trustee, to the Indenture, dated as of February 15, 1988 beween Chrysler Financial Corporation and Manufacturers Hanover Trust Company, relating to Chrysler Financial Corporation Senior Debt Securities. Filed as Exhibit 4-N to the Quarterly Report of Chrysler Financial Corporation on Form 10-Q for the quarter ended June 30, 1992, and incorporated herein by reference.

      4-E Copy of Forms of Warrant Agreements. Filed as Exhibit 4-M to Registration Statement No. 33-27135 of Chrysler Financial Corporation, and incorporated herein by reference.

      4-F            Form of Fixed Rate Redeemable or Non-redeemable Note.
                     Filed as Exhibit 4-L to Registration Statement No. 33-50385 of Chrysler Financial Corporation, and incorporated herein by reference.

      4-G Form of Fixed Rate Medium-Term Note. Filed as Exhibit 4-M to Registration Statement No. 33-50385 of Chrysler Financial Corporation, and incorporated herein by reference.

      4-H            Form of Floating Rate Medium-Term Note. Filed as
                     Exhibit 4-N to Registration Statement No. 33-50385 of Chrysler Financial Corporation, and incorporated herein by reference.

      4-I            Form of Multi-Currency Fixed Rate Medium-Term Note.
                     Filed as Exhibit 4-O to Registration Statement No. 33-50385 of Chrysler Financial Corporation, and incorporated herein by reference.

      4-J Form of Multi-Currency Floating Rate Medium-Term Note. Filed as Exhibit 4-P to Registration Statement No. 33-50385 of Chrysler Financial Corporation, and incorporated herein by reference.

      4-K            Form of Floating Rate (LIBOR-Based) Note. Filed as
                     Exhibit 4-Q to the Current Report on Form 8-K dated and filed November 22, 1993, and incorporated herein by reference.

      5              Opinion of Christopher A. Taravella, Esq., Vice      *
                     President and General Counsel of Chrysler Financial Corporation, including consent.

      12-A Chrysler Financial Corporation and Subsidiaries Computations of Ratios of Earnings to Fixed Charges.

      12-B Chrysler Corporation Consolidated Computations of Ratios of Earnings to Fixed Charges.

      23-A Consent of Christopher A. Taravella, Esq. (included in Exhibit 5)

      23-B           Consent of Deloitte & Touche LLP.

       24 Power of attorney pursuant to which the signatures of certain directors of Chrysler Financial Corporation have been affixed to this Registration Statement.

       25 Statement of Eligibility and Qualification of Trustee on Form T-1.

--------
*  To be filed by amendment.

Item 17. Undertakings.

      (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      (b) The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                    (i) To include any prospectus required by Section 10(a)(3)
            of the Securities Act of 1933;

                   (ii) To reflect in the prospectus any facts or events
            arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                  (iii) To include any material information with respect to
            the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

      provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

            (2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (c) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southfield and State of Michigan, on the 8th day of April, 1998.


                                     CHRYSLER FINANCIAL CORPORATION
                                              (Registrant)

                                      By /s/       D.L. DAVIS
                                         ------------------------
                                                   D.L. Davis
                                              Chairman of the Board



      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



Principal executive officer:                                        Date

 /s/       D.L. DAVIS                   Chairman of          April 8, 1998
 ---------------------------            the Board

           D.L. Davis


Principal financial officer:

 /s/       D.M. CANTWELL                Vice President       April 8, 1998
 ---------------------------            and Treasurer
           D.M. Cantwell


Principal accounting officer:

 /s/       T.F. GILMAN                  Vice President and   April 8, 1998
 ---------------------------            Controller
           T.F. Gilman

Board of Directors:                                               Date

 /s/         T.P. CAPO*                  Director            April 8, 1998
 ---------------------------
             T.P. Capo


 /s/         D.L. DAVIS*                 Director            April 8, 1998
 ---------------------------
             D.L. Davis


 /s/        R.L. FRANSON*                Director            April 8, 1998
 ---------------------------
            R.L. Franso


 /s/       W.J. O'BRIEN III*             Director            April 8, 1998
 ---------------------------
           W.J. O'Brien III


 /s/         G.C. VALADE*                Director            April 8, 1998
 ---------------------------
             G.C. Valade



*By  /s/   B.C. BABBISH
 ---------------------------
           B.C. Babbish
         Attorney-in-Fact
          April 8, 1998

                                    EXHIBIT INDEX


Exhibit Number                       Description of Exhibit
---------------                      ----------------------
      1-A            Copy of Form of Underwriting Agreement. Filed as        *
                     Exhibit 1-A to Registration No. 33-32484 of Chrysler Financial Corporation, and incorporated herein by reference.

      1-B            Copy of Form of Distribution Agreement. Filed as        *
                     Exhibit 1-B to Registration Statement No. 33-50385, and incorporated herein by reference.

      1-C            Copy of Form of Remarketing Agreement. Filed as         *
                     Exhibit 1-C to Registration Statement No. 33-32484 of Chrysler Financial Corporation, and incorporated herein by reference.

      3-A            Copy of Restated Articles of Incorporation of           *
                     Chrysler Financial Corporation as adopted and filed with the Corporation Division of Michigan Department of Treasury on October 1, 1971. Filed as Exhibit 3-A to Registration Statement No. 2-43097 of Chrysler Financial Corporation, and incorporated herein by reference.

      3-B            Copies of amendments to the Restated Articles of        *
                     Incorporation of Chrysler Financial Corporation filed with the Department of Commerce of the State of Michigan on December 26, 1975, April 23, 1985 and
                     June 21, 1985, respectively. Filed as Exhibit 3-B to the Annual Report of Chrysler Financial Corporation on Form 10-K for the year ended December 31, 1985, and incorporated herein by reference.

      3-C            Copies of amendments to the Restated Articles of        *
                     Incorporation of Chrysler Financial Corporation filed with the Department of Commerce of the State of Michigan on August 12, 1987 and August 14, 1987, respectively. Filed as Exhibit 3 to the Quarterly
                     Report of Chrysler Financial Corporation on Form 10-Q for the quarter ended September 30, 1987, and incorporated herein by reference.

      3-D            Copies of amendments to the Restated Articles of        *
                     Incorporation of Chrysler Financial Corporation filed with the Department of Commerce of the State of Michigan on December 11, 1987 and January 25, 1988, respectively. Filed as Exhibit 3-D to the Annual
                     Report of Chrysler Financial Corporation on Form 10-K for the year ended December 31, 1989, and incorporated herein by reference.

      3-E            Copies of amendments to the Restated Articles of        *
                     Incorporation of Chrysler Financial Corporation filed with the Department of Commerce of the State of Michigan on June 13, 1989, June 23, 1989 (two amendments), September 13, 1989, January 31, 1990 and March 8, 1990, respectively. Filed as Exhibit 3-E to the Annual Report of Chrysler Financial Corporation on Form 10-K for the year ended December 31, 1989, and incorporated herein by reference.

      3-F            Copy of amendments to the Restated Articles of          *
                     Incorporation of Chrysler Financial Corporation filed with the Department of Commerce of the State of Michigan on March 29, 1990 and May 10, 1990. Filed as
                     Exhibit 3-G to the Quarterly Report of Chrysler
                     Financial Corporation on Form 10-Q for the quarter ended March 31, 1990, and incorporated herein by reference.

      3-G            Copy of the By-Laws of Chrysler Financial Corporation   *
                     as amended to August 1, 1990. Filed as Exhibit 3-I to the Quarterly Report of Chrysler Financial Corporation on Form 10-Q for the quarter ended September 30, 1990, and incorporated herein by reference.

      3-H            Copy of the By-Laws of Chrysler Financial Corporation   *
                     as amended to January 1, 1992 and presently in effect. Filed as Exhibit 3H to the Annual Report of Chrysler Financial Corporation on Form 10-K for the year ended December 31, 1991, and incorporated herein by reference.

      4-A            Copy of Indenture, dated as of February 15, 1988,       *
                     between Chrysler Financial Corporation and
                     Manufacturers Hanover Trust Company, Trustee, thereafter succeded by United States Trust Company of New York, as successor Trustee, related to Chrysler Financial Corporation Senior Debt Securities. Filed as Exhibit 4-A to Registration No. 33-23479 of
                     Chrysler Financial Corporation, and incorporated herein by reference.

      4-B            Copy of First Supplemental Indenture, dated as of       *
                     March 1, 1988, between Chrysler Financial Corporation and Manufacturers Hanover Trust Company, Trustee, thereafter succeded by United States Trust Company of New York, as successor Trustee, to the Indenture, dated as of February 15, 1988, beween such parties, related to Chrysler Financial Corporation Senior Debt Securities. Filed as Exhibit 4-L to the Annual Report of Chrysler Financial Corporation on Form 10-K for the year ended December 31, 1987, and incorporated herein by reference.

      4-C            Copy of Second Supplemental Indenture, dated as of      *
                     September 7, 1990, between Chrysler Financial
                     Corporation and Manufacturers Hanover Trust Company, Trustee, thereafter succeded by United States Trust Company of New York, as successor Trustee, to the Indenture, dated as of February 15, 1988, beween such parties, related to Chrysler Financial Corporation
                     Senior Debt Securities. Filed as Exhibit 4-M to the Quarterly Report of Chrysler Financial Corporation on Form 10-Q for the quarter ended September 30, 1990, and incorporated herein by reference.

      4-D            Copy of Third Supplemental Indenture, dated as of May   *
                     4, 1992, between Chrysler Financial Corporation and United States Trust Company of New York, as successor Trustee, to the Indenture, dated as of February 15, 1988 beween Chrysler Financial Corporation and Manufacturers Hanover Trust Company, relating to
                     Chrysler Financial Corporation Senior Debt
                     Securities. Filed as Exhibit 4-N to the Quarterly
                     Report of Chrysler Financial Corporation on Form 10-Q for the quarter ended June 30, 1992, and incorporated herein by reference.

      4-E            Copy of Forms of Warrant Agreements. Filed as Exhibit   *
                     4-M to Registration Statement No. 33-27135 of
                     Chrysler Financial Corporation, and incorporated herein by reference.

      4-F            Form of Fixed Rate Redeemable or Non-redeemable Note.   *
                     Filed as Exhibit 4-L to Registration Statement No. 33-50385 of Chrysler Financial Corporation, and incorporated herein by reference.

      4-G            Form of Fixed Rate Medium-Term Note. Filed as Exhibit   *
                     4-M to Registration Statement No. 33-50385 of
                     Chrysler Financial Corporation, and incorporated herein by reference.

      4-H            Form of Floating Rate Medium-Term Note. Filed as        *
                     Exhibit 4-N to Registration Statement No. 33-50385 of Chrysler Financial Corporation, and incorporated herein by reference.

      4-I            Form of Multi-Currency Fixed Rate Medium-Term Note.     *
                     Filed as Exhibit 4-O to Registration Statement No. 33-50385 of Chrysler Financial Corporation, and incorporated herein by reference.

      4-J            Form of Multi-Currency Floating Rate Medium-Term        *
                     Note. Filed as Exhibit 4-P to Registration Statement
                     No. 33-50385 of Chrysler Financial Corporation, and incorporated herein by reference.

      4-K            Form of Floating Rate (LIBOR-Based) Note. Filed as      *
                     Exhibit 4-Q to the Current Report on Form 8-K dated and filed November 22, 1993, and incorporated herein by reference.

      5              Opinion of Christopher A. Taravella, Esq., Vice         **
                     President and General Counsel of Chrysler Financial Corporation, including consent.

      12-A Chrysler Financial Corporation and Subsidiaries Computations of Ratios of Earnings to Fixed Charges.

      12-B Chrysler Corporation Consolidated Computations of Ratios of Earnings to Fixed Charges.

      23-A Consent of Christopher A. Taravella, Esq. (included in Exhibit 5)

      23-B           Consent of Deloitte & Touche LLP.

       24 Power of attorney pursuant to which the signatures of certain directors of Chrysler Financial Corporation have been affixed to this Registration Statement.

       25 Statement of Eligibility and Qualification of Trustee on Form T-1.

-----------

        *            Incorporated by reference.

       **            To be filed by amendment.